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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tag-It Pacific, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
873774103
(CUSIP Number)
January 19, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Person Authorized to Receive Notices and Communications:

Taylor H.Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

CUSIP No.	873774103	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Southwell Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		1,054,110

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,054,110

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,054,110

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	873774103	Page	3	of	6

Item 1(a)	Name of Issuer:

Tag-It Pacific, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

21900 Burbank Blvd., Suite 270
Woodland Hills, California 91367

Item 2(a)	Name of Person Filing:

Southwell Partners, L.P.

Item 2(b)	Address of Principal Business Office:

1901 North Akard, 2nd Floor
Dallas, Texas 75201

Item 2(c)	Citizenship:

Texas

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No:
873774103

CUSIP No.	873774103	Page	4	of	6

Item 3	Status of Person Filing:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
(a)	This statement is filed on behalf of Southwell Partners, L.P. (“Southwell”). On January 11, 2006, Southwell filed a Schedule 13G stating that its ownership percentage was 4.7% and, as such, its beneficial ownership was less than five percent of the Issuer. Accordingly, Southwell’s reporting obligations under Section 13 of the Securities Exchange Act of 1934 ceased. Southwell subsequently purchased additional shares of the Issuer, which on January 19, 2006 increased its ownership percentage above five percent of the Issuer. As of January 27, 2006, Southwell was the record holder of 150,000 shares of common stock of the Issuer. In addition, Southwell is the record holder of a convertible promissory note of the Issuer (the “Note”) convertible into an aggregate of 904,110 shares of common stock. Pursuant to the terms of the Note, the number of shares of common stock that Southwell may acquire upon conversion of the Note is limited to that number of shares of common stock which, when aggregated with all other shares of common stock beneficially owned by Southwell at the time of such conversion, would not exceed 9.99% of the total number of issued and outstanding shares of common stock, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934. Accordingly, as of January 19, 2006, Southwell was also the beneficial owner of 1,054,110 shares of common stock issuable upon partial conversion of the Note.

(b)	Percent of Class: 5.5%

(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote: 1,054,110

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,054,110

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

CUSIP No.	873774103	Page	5	of	6

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	873774103	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2006
SOUTHWELL PARTNERS, L.P.

	By:	Southwell Management, L.P., its general partner

	By:	Southwell Holdings, LLC, its general partner

	By:	/s/ Wilson S. Jaeggli

Wilson S. Jaeggli
Managing Director